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                             September 21, 2022

       Victor Grifols Deu
       Director and Co-Chief Executive Officer
       Grifols, S.A.
       Avinguda de la Generalitat, 152-158
       Parc de Negocis Can Sant Joan
       Sant Cugat dal Valles 08174
       Barcelona, Spain

                                                        Re: Grifols, S.A.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 29,
2022
                                                            Form 6-K filed July
28, 2022
                                                            File No. 001-35193

       Dear Mr. Grifols Deu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the fiscal year ended December 31, 2021

       Notes to the Consolidated Financial Statements
       (2) Basis of Presentation, page F-13

   1. On page 101, you state that the sale of a minority equity interest in the Biomat Group to the GIC Investor,
originally recorded as equity in your financial statements furnished with
                                                        Form 6-K on February
28, 2022, was restated as debt for the year ended December 31,
                                                        2021. Please explain
your basis for omitting disclosure required by IAS 8 supporting this restatement that
you previously had included in Note 2 to the 2021 consolidated annual accounts, as
re-authorized for issue by your Board of Directors on April 28, 2022 and filed with the
Comision Nacional del Mercado de Valores.
 Victor Grifols Deu
Grifols, S.A.
September 21, 2022
Page 2
Form 6-K filed July 28, 2022

Condensed Consolidated Interim Financial Statements for the six-month period ended June 30,
2022
Notes to the Condensed Consolidated Interim Financial Statements
Note 3(e) Changes in the composition of the Group - Access Biologicals, Inc., page 9

2. With respect to the exercise of your call option to acquire the remaining 51% of Access
         Biologicals on April 25, 2022, provide us a detailed analysis of how you calculated
         goodwill of    245.5 million and the gain of    73 million. In your
analysis, include reference
         to how you considered paragraphs 19, 32, and 41-42 of IFRS 3 and paragraphs 22-23 of
         IAS 28. In addition, explain how you determined the fair value attributed to the previously-held investment and why this 49% ownership interest acquired in the first
         share purchase (valued at    81.24 million) was valued at 4.35 times
the 51% ownership
         interest acquired in the second share purchase (valued at    18.64
million).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Mary Mast at 202-551-3613 with any questions.



FirstName LastNameVictor Grifols Deu                          Sincerely,
Comapany NameGrifols, S.A.
                                                              Division of
Corporation Finance
September 21, 2022 Page 2                                     Office of Life
Sciences
FirstName LastName